SUN LIFE FINANCIAL ANNOUNCES

OFFERING OF SENIOR UNSECURED DEBENTURES

Toronto, ON (March 8, 2006) – Sun Life Financial Inc. (TSX/NYSE:SLF) announced today an offering in Canada of up to CDN $700 million principal amount of Series B Senior Unsecured Debentures. The offering is expected to close on March 13, 2006.

The debentures will bear interest at a fixed rate of 4.95% per annum payable semi-annually until June 1, 2016; and at a variable rate equal to the Canadian dollar offered rate for three months’ bankers’ acceptances plus 1% thereafter until maturity on June 1, 2036. Sun Life Financial Inc. may redeem the debentures on or after June 1, 2016 at 100% of the principal amount. The debentures will be a direct senior unsecured obligation of the Company and will rank equally with all other unsecured and unsubordinated indebtedness of Sun Life Financial Inc. The proceeds of this offering will be used for general corporate purposes, including investments in subsidiaries.

A prospectus supplement for this offering of debentures is being filed. This is the second offering of debentures (and third offering of securities) by Sun Life Financial Inc. under a short form base shelf prospectus dated November 4, 2005, which provides for the issue of up to $3 billion of debt securities, Class A shares, Class B shares and common shares. The debentures are being sold on a best efforts agency basis by a syndicate co-led by Merrill Lynch Canada Inc. and RBC Capital Markets.

Complete details of the offering are set out in the prospectus, which will be available on the SEDAR website for Sun Life Financial Inc. at www.sedar.com.

The debentures have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered, sold or delivered within the United States of America and its territories and possessions or to, or for the account or benefit of, United States persons except in certain transactions exempt from the registration requirements of such Act. This release does not constitute an offer to sell or a solicitation to buy such securities in the United States.

Sun Life Financial is a leading international financial services organization providing a diverse range of wealth accumulation and protection products and services to individuals and corporate customers. Chartered in 1865, Sun Life Financial and its partners today have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Hong Kong, the Philippines, Japan, Indonesia, India, China and Bermuda. As of December 31, 2005, the Sun Life Financial group of companies had total assets under management of $387 billion.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under ticker symbol SLF.

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Media Relations Contact:		Investor Relations Contact:
Susan Jantzi		Kevin Strain
Manager, Media Relations		Vice-President, Investor Relations
Tel: 519-888-3160		Tel: 416-204-8163
susan.Jantzi@sunlife.com		investor.relations@sunlife.com